Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Jaguar Animal Health, Inc.

San Francisco, California 94105

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 29, 2016, relating to the financial statements of Jaguar Animal Health, Inc. appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.  Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ BDO USA, LLP

BDO USA, LLP
San Francisco, California

December 23, 2016

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.